Exhibit 99.1

May 2, 2014

British Columbia Securities Commission
Alberta Securities Commission
Autorite des marche financiers
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Nunavut
Saskatchewan Securities Commission
Superintendent of Securities, Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Yukon Territory
Superintendent of Securities, Northwest Territories
Toronto Stock Exchange

Re: Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), we advise of the results of the voting on the matters submitted to the annual general and special meeting (“Meeting”) of the shareholders (“Shareholders”) of New Gold Inc. (“Company”) held on April 30, 2014 in Toronto, Ontario.

The matters voted on at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

On a vote by ballot, each of the eight nominees in the Company’s management information circular dated March 19, 2014 (“Circular”) were elected as directors of the Company.

Director Nominee	Number of Shares		Percentage of Votes Cast
	Votes For	Votes Withheld	Votes For	Votes Withheld
David Emerson	332,101,110	4,779,328	98.58%	1.42%
James Estey	333,901,163	2,979,275	99.12%	0.88%
Robert Gallagher	334,523,427	2,357,011	99.30%	0.70%
Vahan Kololian	333,714,760	3,165,679	99.06%	0.94%
Martyn Konig	333,774,387	3,106,052	99.08%	0.92%
Pierre Lassonde	333,725,527	3,154,911	99.06%	0.94%
Randall Oliphant	326,402,750	10,477,688	96.89%	3.11%
Raymond Threlkeld	317,764,883	19,115,554	94.33%	5.67%

New Gold Inc. Suite 1800, Two Bentall Centre, 555 Burrard Street, Vancouver, BC V7X 1M9   T  +1 604 696 4100  F  +1 604 696 4110

www.newgold.com

Item 2: Appointment of Auditor

On a vote by show of hands, Deloitte LLP was appointed as the auditor of the Company to hold office until the close of the next annual meeting of Shareholders or until their successors are appointed, and the directors of the Company were authorized to fix the remuneration of the auditors.  The Company received the following proxy votes from shareholders in respect of this resolution:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Withheld	Votes For	Votes Withheld
385,576,885	771,827	99.80%	0.20%

Item 3: Approval of Unallocated Options under Stock Option Plan

On a vote by ballot, the unallocated options issuable pursuant to the Company’s Stock Option Plan were approved and authorized until the date of the Company’s annual shareholders’ meeting to be held in 2017 (provided that such meeting is held on or before April 30, 2017).

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
319,747,554	17,392,320	94.84%	5.16%

Item 4: Approval of Amended Long Term Incentive Plan

On a vote by show of hands, the payment obligations of the Company under outstanding Performance Share Units (“PSU”) previously granted under the Company’s Long Term Incentive Plan were authorized, at the discretion of the Board, to be satisfied by the issuance of common shares from treasury and unallocated PSU issuable thereunder were approved and authorized until the date of the Company’s annual shareholders’ meeting to be held in 2017 (provided that such meeting is held on or before April 30, 2017).  The Company received the following proxy votes from shareholders in respect of this resolution:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
326,258,070	10,871,128	96.78%	3.22%

New Gold Inc. Suite 1800, Two Bentall Centre, 555 Burrard Street, Vancouver, BC V7X 1M9 T +1 604 696 4100 F +1 604 696 4110

www.newgold.com

Item 5: Say on Pay Advisory Vote

On a vote by show of hands, the shareholders accepted the Board’s approach to executive compensation. The Company received the following proxy votes from shareholders in respect of this resolution:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
326,831,216	10,297,983	96.95%	3.05%

New Gold Inc.

"Lisa Damiani"

Lisa Damiani
Vice President, General Counsel and
Corporate Secretary

New Gold Inc. Suite 1800, Two Bentall Centre, 555 Burrard Street, Vancouver, BC V7X 1M9 T +1 604 696 4100 F +1 604 696 4110

www.newgold.com